SUB-ITEM 77D: Policies with respect to security investments

Describe any material change which has occurred in the investment policy of the registrant with respect to each of the following matters that has not been approved by shareholders.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Any other investment policy set forth in the registrant's charter, by-laws or prospectus.

Investment policy change set forth in the Registrant's prospectus dated September 25, 2017
1.	JNL/DFA U.S. Small Cap Fund (formerly, JNL/DFA U.S. Micro Cap Fund)

Effective September 25, 2017, as a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in securities of U.S. small-capitalization companies.